Exhibit 4.1

AMENDMENT TO
RIGHTS AGREEMENT

AMENDMENT, dated as of February 11, 2011 (this “Amendment”), to the Rights Agreement, dated as of August 11, 2010, between Red Robin Gourmet Burgers, Inc. a Delaware corporation (the “Company”), and American Stock Transfer & Trust Company, LLC, a New York limited liability company, as rights agent (the “Rights Agent”).

RECITALS

WHEREAS, the Company and the Rights Agent have heretofore executed and entered into the Rights Agreement.

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent may from time to time supplement or amend the Rights Agreement subject to the terms of the Rights Agreement.

WHEREAS, the Board of Directors of the Company has determined that an amendment to the Rights Agreement as set forth herein is desirable and in the best interests of the Company and its stockholders;

WHEREAS, all acts and things necessary to make this Amendment a valid agreement, enforceable according to its terms have been done and performed, and the execution and delivery of this Amendment by the Company and the Rights Agent have been in all respects duly authorized by the Company and the Rights Agent.

Accordingly, the parties agree as follows:

A.  Amendment of Section 1.  Section 1 of the Rights Agreement is amended by supplementing to add the following definitions in the appropriate locations:

“Expiration Date” shall have the meaning set forth in Section 7(a) hereof.

“Permitted Offer” shall mean a tender offer or an exchange offer, or a combination thereof, in each such case for all Unaffiliated Shares on the same terms, that is accepted by more than 50% of the Unaffiliated Shares.

“Permitted Offer Expiration Date” shall have the meaning set forth in Section 7(a) hereof.

“Unaffiliated Shares” shall mean the Common Shares of the Company outstanding, other than any Common Shares of the Company beneficially owned by an offeror of a Permitted Offer, or by such offeror’s Affiliates and Associates, prior to such offeror’s purchase of Common Shares of the Company pursuant to the Permitted Offer.

B.  Amendment of the definition of “Acquiring Person”.  The definition of “Acquiring Person” in Section 1.1(a) of the Rights Agreement is amended by replacing all references to “15%” with “16.5%”.

C.  Amendment of the definition of “Exempt Acquisition”.  The definition of “Exempt Acquisition” in Section 1.1(j) of the Rights Agreement is amended in its entirety to read as follows:

“(j)                               “Exempt Acquisition” shall mean an acquisition of Common Shares of the Company

(i)                                     in respect of which the Board of Directors has determined in advance of the completion of the acquisition and the execution of any definitive agreement related thereto that the Person acquiring Common Shares of the Company in the acquisition who would otherwise be an “Acquiring Person” as defined above, should not be deemed an “Acquiring Person” because the acquisition is in the best interests of the Company’s stockholders; or

(ii)                                  pursuant to the consummation of a Permitted Offer.”

D.  Amendment of Section 3(a).  The first sentence of Section 3(a) of the Rights Agreement is amended in its entirety to read:

“Until the tenth day after the Shares Acquisition Date (including any such date which is after the date of this Agreement and prior to the issuance of the Rights; such date being herein referred to as the “Distribution Date”), (x) the Rights will be evidenced (subject to the provisions of Section 3(b) hereof) by the certificates for Common Shares of the Company registered in the names of the holders thereof (which certificates shall also be deemed to be Right Certificates) and not by separate Right Certificates, and (y) the right to receive Right Certificates will be transferable only in connection with the transfer of Common Shares of the Company.”

E.  Amendment of Section 7(a).  Section 7(a) of the Rights Agreement is amended in its entirety to read:

“(a) The registered holder of any Right Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein), in whole or in part, at any time after the Distribution Date, upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof properly and duly executed, to the Rights Agent at the Designated Office of the Rights Agent, together with payment of the Purchase Price for each one one-thousandth of a Preferred Share as to which the Rights are exercised, at or prior to the earliest of (i) the Close of Business on the date one day after the date of the annual meeting of stockholders of the Company in 2011 (the “Expiration

Date”), unless a proposal to extend the Rights Agreement to a later date is approved by a majority of the shares cast on such proposal by stockholders present in person or represented by proxy at such meeting, in which case the Expiration Date shall be such later date, (ii) the time at which a Permitted Offer is consummated (the “Permitted Offer Expiration Date”, and the earliest of the Expiration Date and the Permitted Offer Expiration Date, the “Final Expiration Date”), (iii) the time at which the Rights are redeemed as provided in Section 23 hereof (the “Redemption Date”), or (iv) the time at which such Rights are exchanged as provided in Section 24 hereof.”

F.  Effectiveness.  This Amendment shall be deemed effective as of the date first written above, as if executed on such date.  Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

G.  Miscellaneous.  This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state.  This Amendment may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.  If any provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be effected, impaired or invalidated.

[The remainder of this page has been intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the date and year first above written.

Attest:		RED ROBIN GOURMET BURGERS, INC.

By:	/s/ Katherine L. Scherping	By:	/s/ Annita M. Menogan
	Name: Katherine L. Scherping		Name: Annita M. Menogan
	Title: Senior Vice President and Chief Financial Officer		Title: Senior Vice President and Chief Legal Officer

Attest:		AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:	/s/ Cynthia Armenia	By:	/s/ Isaac J. Kagan
	Name: Cynthia Armenia		Name: Isaac J. Kagan
	Title: Assistant VP		Title: Vice President